

PROCESSING
RECEIVED
SEC MAIL
MAR - 1 2007
SECTION
WASH, D.C.
213

3|20

SECURITIES AND EXCHANGE COMMISSION 07005648

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 BOYLSTON STREET
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS — 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALD & INGLE, P.C.
(Name – *if individual, state last, first, middle name*)

200 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2006 and 2005

Assets

	2006	2005
Current assets:		
Cash	$ 37,005	$ 14,967
Accounts receivable	19,979	1,567
Prepaid expenses	13,111	12,669
Total current assets	70,095	29,203
Property and equipment, at cost:		
Equipment	68,615	62,941
Leasehold improvements	12,815	12,815
Furniture and fixtures	21,190	21,190
	102,620	96,946
Less: accumulated depreciation	84,142	79,525
Net property and equipment	18,478	17,421
Other assets:		
Rental deposits	16,180	16,180
Total assets	$ 104,753	$ 62,804

See accompanying notes to financial statements
and independent auditors' report.



CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2006 and 2005

Liabilities and Members' Equity

	2006	2005
Current liabilities:		
Accounts payable and accrued expenses	$ 9,320	$ 5,403
Guarantee payments to members payable	14,000	3,000
Total current liabilities	23,320	8,403
Commitments		
Members' equity:		
Members' equity	81,433	54,401
Total liabilities and stockholder's equity members' equity	$ 104,753	$ 62,804

See accompanying notes to financial statements
and independent auditors' report.



Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Consulting fees	$ 1,018,683	$ 783,049
Reimbursed expenses	9,326	15,540
Total revenues	1,028,009	798,589
Cost and expenses:		
Sales and marketing	35,499	38,874
General and administrative	168,766	179,677
Guaranteed payments to partners	821,231	618,440
Total costs and expenses	1,025,496	836,991
Income (loss) from operations	2,513	(38,402)
Other income:		
Interest income	1,519	57
Net income (loss)	4,032	(38,345)
Balance beginning of year	54,401	92,746
Member contributions	23,000	0
Balance end of year	$ 81,433	$ 54,401

See accompanying notes to financial statements
and independent auditors' report.



Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 4,032	$ (38,345)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	4,617	7,277
Changes in:		
Accounts receivable	(18,412)	15,642
Prepaid expenses	(442)	4,113
Rental deposits	0	(4,045)
Accounts payable	3,917	(22,572)
Guaranteed payments payable	11,000	(23,175)
Net cash provided by (used by) operating activities	4,712	(61,105)
Cash flows from investing activities:		
Purchase of property and equipment	(5,674)	(2,884)
Net cash used by investing activities	(5,674)	(2,884)
Cash flow from financing activities:		
Capital contributions	23,000	0
Net cash provided by financing activities	23,000	0
Increase (decrease) in cash	22,038	(63,989)
Cash at beginning of year	14,967	78,956
Cash at end of year	$ 37,005	$ 14,967

See accompanying notes to financial statements
and independent auditors' report.



Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital



Wald & Ingle, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NASD
99 HIGH STREET, SUITE 900
BOSTON, MA 02110

TO WHOM IT MAY CONCERN,

THIS LETTER IS TO STATE THAT AS PART OF OUR PREPARATION OF AUDITED FINANCIAL STATEMENTS FOR CONSILIUM PARTNERS FOR THE YEAR ENDED 12/31/06, WE REVIEWED AND CONCUR WITH THE NET CAPITAL CALCULATION SUBMITTED AS ITEM G OF CONSILIUM'S ANNUAL AUDITED REPORT, FORM X-17A-5 PART 3.

PLEASE CALL WITH ANY QUESTIONS.

SINCERELY,

George Roberts

GEORGE ROBERTS, CPA
PRINCIPAL

200 High Street Boston, MA 02110 • Tel: 617•439•0600 • Fax: 617•439•7080

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: CONSILIUM PARTNERS LLC [0013]

SEC File Number: 8- 52947 [0014]

Address of Principal Place of Business: 399 BOYLSTON STREET [0020]

BOSTON [0021] MA [0022] 02116 [0023]

Firm ID: 104486 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Richard D. Briggs Jr. [0030] Phone: (617)267-0600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ⦿ [0199]

	Allowable	Non-Allowable	Total
1. Cash	37,005 [0200]		37,005 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	18,479 [0680]	18,479 [0920]
11.	Other assets	[0535]	49,269 [0735]	49,269 [0930]
12.	**TOTAL ASSETS**	37,005 [0540]	67,748 [0740]	104,753 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	559 [1045]	[1255]	559 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	22,767 [1205]	[1385]	22,767 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]				
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	23,326 [1230]	0 [1450]	23,326 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	81,428 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	81,428 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	104,754 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

		Amount	Code
1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**		[3938]
	c. **All other securities commissions**		[3939]
	d. **Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	49,977	[3995]
9.	Total revenue	49,977	[4030]

EXPENSES

		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	35,012	[4120]
11.	Other employee compensation and benefits	4,876	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** ______ [4070]		
14.	Regulatory fees and expenses	-100	[4195]
15.	Other expenses	33,566	[4100]
16.	Total expenses	73,354	

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)			-23,377 [4210]
18.	Provision for Federal Income taxes (for parent only)			[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
	a.	**After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)			[4224]
	a.	**After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles			[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items			-23,377 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-7,792 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 81,428 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 81,428 [3500]
4. Add:
   - **A. Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - **B. Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 81,428 [3530]
6. Deductions and/or charges:
   - **A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 67,748 [3540]
   - **B. Secured demand note deficiency** — [3590]
   - **C. Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - **D. Other deductions and/or charges** — [3610] — -67,748 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 13,680 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - **A. Contractual securities commitments** — [3660]
   - **B. Subordinated securities borrowings** — [3670]
   - **C. Trading and investment securities:**

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			13,680 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,555 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	8,680 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	11,347 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		23,326 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	23,326 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 171 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		104,805 [4240]
A.	**Net income (loss)**		-23,377 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		81,428 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

(Not applicable)

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (L)

An Oath or Affirmation

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER PISANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 11, 2009

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (M)

Copy of the SIPC Supplemental Report

(Not required as per NASD Regulation letter dated January 4, 2002)

Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

Consilium Partners LLC – 2006 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

END